Exhibit 21.1

SUBSIDIARIES OF GREAT CHINA INTERNATIONAL HOLDINGS, INC.

Name	State or Jurisdiction

Silverstrand International Holdings Limited	Hong Kong, PRC

Shenyang Maryland International Industry Company Limited	Liaoning. PRC

Shenyang Maryland Property Management Center	Liaoning. PRC

Shenyang Maryland Consulting Co., Ltd.	Liaoning. PRC